CONSENT OF SCOTT PETSEL

I hereby consent to the inclusion in this Annual Report on Form 10-K, which is being filed with the United States Securities and Exchange Commission, of references to my name and the use of the technical information included in the “Arctic Project – Current Activities”, “Bornite Project – Recent Developments” and “Management’s Discussion and Analysis” sections of NovaCopper Inc.’s Annual Report on Form 10-K for the year ended November 30, 2012.

I also consent to the incorporation by reference in NovaCopper Inc.’s Registration Statement (No. 333-185127) on Form S-3 and Registration Statement (No. 333-181020) on Form S-8, of the references to my name and the use of the technical information included in the sections of the Annual Report on Form 10-K described above.

DATED: February 12, 2013

/s/ Scott Petsel
Name: Scott Petsel